Via EDGAR

January 30, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Reserve Ltd. Request for Withdrawal of Registration Statement on Form S-8 File No. 333-110927

Ladies and Gentlemen:

On December 4, 2003, Gold Reserve Inc., an Alberta, Canada domiciled entity (the “Company”), filed a Registration Statement on Form S-8 (File No. 333-110927) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the United States Securities and Exchange Commission (the “Commission”) for the registration of the Company’s shares of common stock in connection with its Second Amended and Restated Gold Reserve Inc. 1997 Equity Incentive Plan. The Registration Statement was effective on its filing. The Plan is expired.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement.

On September 30, 2024, Gold Reserve Inc. continued to Bermuda and changed its name to Gold Reserve Ltd.

Please direct any comments or questions regarding this filing to the undersigned or to the Company’s legal counsel for this filing, Randy Katz of Clark Hill LLP at (213) 417-5310. Thank you for your assistance with this matter.

Very truly yours,

GOLD RESERVE LTD.

/s/ David P. Onzay

David P. Onzay

Chief Financial Officer

Rosebank Centre, 5th Floor, 11 Bermudiana Road, Pembroke, HM 08, Bermuda